Exhibit 99.1

ElectraMeccanica Reports Third Quarter 2020 Financial Results

VANCOUVER, British Columbia, November 10, 2020 – ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, reported financial results for the third quarter ended September 30, 2020.

Third Quarter and Recent Company Highlights

•Commenced production and successfully delivered the first shipment of SOLO EVs into the U.S. In-line with the Company’s ongoing vehicle rollout strategy, these SOLO EVs will be used specifically for high ROI activities, including press events, marketing, retail distribution, test drives, corporate and advertising purposes as well as fleet demonstrations.

•Expanded the SOLO retail footprint into six (6) additional high-traffic, upscale shopping centers in EV-friendly cities, including San Diego, CA; Brea, CA; Scottsdale, AZ; Glendale, AZ; Santa Clara, CA and Walnut Creek, CA. The Company also currently maintains four (4) existing locations with two (2) storefronts in Los Angeles, CA as well as one (1) location in Portland, OR and Scottsdale, AZ, respectively.

•Revealed initial concepts for the utility and fleet version of the SOLO EV, which is expected to become available in early 2021. These modified vehicles are being developed based on direct input from potential commercial and fleet partners and will be equipped with a stylish and functional cargo “cap,” offering additional capacity and versatility to suit a variety of different single-occupant commercial and utility fleet applications.

•Since late February, the Company has been engaged with BDO USA’s Site Selection & Business Incentives Practice (“BDO”) to lead a nationwide search for an assembly facility and engineering technical center in the U.S. BDO initially identified seven candidate states. Following comprehensive proposals and site visits at select candidate locations, the Company announced the remaining two finalists as Arizona and Tennessee. Within each finalist state, the Company has selected two finalist sites within the Phoenix, AZ metro area and the Nashville, TN region, respectively. Along with BDO, the Company is now conducting final site and proposal reviews before making a selection at the end of November 2020.

•Launched the “Drive SOLO” marketing campaign, aimed at educating and challenging consumers to reconsider their driving habits, particularly when commuting to work, the gym, or visiting friends. The campaign includes a digital storytelling operation across all social and digital media platforms, including: Facebook, Instagram, Twitter and the Company website. The “Drive SOLO” campaign is characterized by bold, minimalist visuals, which were designed by Narrative Media Group, a specialty creative experience agency that has worked with some of the country’s most high-profile influencers, organizations and iconic brands.

Management Commentary

“The third quarter of 2020 brought with it a number of key milestones for ElectraMeccanica but none more notable than the start of production for our flagship SOLO EV,” said Company CEO Paul Rivera. “Beginning last month we started shipping the first production SOLOs and have already been putting them to use in high-value commercial activities including marketing, retail distribution, test drives and fleet demonstrations. Over the next few weeks, we will be dramatically expanding our sales efforts by opening an additional six locations throughout the western U.S., bringing the ‘Drive SOLO’ movement to an even greater retail audience just in time for the holidays. As we continue to ramp our production capacity, we are continuing to ensure that safety, quality and a truly exceptional customer experience remain our core focus. Looking ahead, we expect to finalize our decision on a manufacturing partner later this month and are well on our way to making the first customer deliveries early in the new year.”

Third Quarter 2020 Financial Summary

•Cash and cash equivalents and short-term deposits were CAD$101.1 million as of September 30, 2020, compared with CAD$11.1 million as of December 31, 2019.

•Cash used in operations in the third quarter of 2020 was CAD$7.2 million, compared with cash used in operations of CAD$2.8 million in the same year-ago quarter.

•Total revenue in the third quarter of 2020 was CAD$0.3 million, compared to CAD$0.2 million in the same year-ago quarter. The increase in revenue was primarily attributable to an increase in custom-built roadsters that were produced.

•General and administrative expenses in the third quarter of 2020 were CAD$2.5 million, compared to CAD$2.3 million in the same year-ago quarter. The increase in G&A expenses was primarily due to increased rent, office, legal and professional, investor relations and salary expenses, offset by decreased consulting fees.

•Research and development expenses in the third quarter of 2020 were CAD$2.1 million, compared to CAD$3.3 million in the same year-ago quarter. The decrease in R&D expenses was primarily due to a decrease in materials costs, offset by an increase in labor costs.

•Operating loss in the third quarter of 2020 was CAD$8.8 million, compared to an operating loss of CAD$7.8 million in the same year-ago quarter. The increase in operating loss was primarily due to the increased G&A expenses mentioned above as well as increased stock-based compensation expenses, offset by a decrease in R&D expenses also mentioned above.

•Net loss in the third quarter of 2020 was CAD$14.9 million, compared to a net loss of CAD$5.3 million in the same year-ago quarter. The increase in net loss was primarily related to the fair market revaluation of the Company’s warrant derivative liability.

Company CFO Bal Bhullar added, “During Q3 we increased our cash position by another $50 million, bringing our total cash and cash equivalents to above $100 million at September 30. With our anticipated production ramp over the coming quarters and future plans for a U.S. facility buildout, we have created a financial pathway to execute on our immediate and longer-term goals and objectives. While we are in the most financially secure position in our Company’s history, our focus remains on managing our resources effectively and efficiently to maximize results and output for our business and generate greater value for our shareholders over time.”

The SOLO is a purpose-built, three-wheeled, all-electric solution for the urban environment. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO features front and rear crumple zones, side impact protection, roll bar, torque-limiting control, as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders at https://electrameccanica.com/product/solo-reservation/.

Please click here for the latest version of the Company’s investor presentation.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton

(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact

Amy Pandya

R&CPMK

(310) 967-3418

amy.pandya@rogersandcowanpmk.com